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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                            STEEL CITY PRODUCTS, INC.
                                (Name of Issuer)

                            STEEL CITY PRODUCTS, INC.
                       STERLING CONSTRUCTION COMPANY, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   858 064 108
                      (CUSIP Number of Class of Securities)

  For Steel City Products, Inc.:        For Sterling Construction Company, Inc.:
         Terrance W. Allan                        Maarten D. Hemsley
      Chief Executive Officer                  Chief Financial Officer
     Steel City Products, Inc.            Sterling Construction Company, Inc.
         200 Center Street                2751 Centerville Road - Suite 3131
       McKeesport, PA 15132                   Wilmington, Delaware 19803
          (817) 416-0717                            (817) 416-0717

(Name, address and telephone numbers of person authorized to receive notices and communications of behalf of filing persons)


This statement is filed in connection with (check the appropriate line):

a.    X    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.   ___   The filing of a registration statement under the Securities Act of
           1933.

c.   ___   A tender offer.

d.   ___   None of the above.

Check the following if the soliciting materials or information statement referred to in checking (a) above are preliminary copies: X

Check the following if the filing is a final amendment reporting the results of the transaction: ___


                            CALCULATION OF FILING FEE

Transaction valuation*                                     Amount of filing fee*

$49,000                                                    $3.96

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     *   For purposes of calculating the fee only. This amount assumes the acquisition of 3,238,061 shares of common stock of Steel City Products, Inc. for $0.0168 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse stock split.

     ** Determined pursuant to Rule 0-11(b)(1) by multiplying $49,000.00 by also of 0.0000809.

Amount previously paid:             $0.00
Filing Party:                       Steel City Products, Inc.
Form or Registration No.:           SC 13E-3
Date Filed:                         October 23, 2003

      TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 13E-3 THEREUNDER

         Concurrently with the filing of this Schedule 13E-3, Steel City Products, Inc. (the "Company" or "SCPI") is filing with the Securities and Exchange Commission (the "Commission") a Form 14C Information Statement (the "Information Statement"), a copy of which is filed herewith as Exhibit 1. The information in the Information Statement is expressly incorporated herein by reference in response to all items of this Schedule 13E-3. Any capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them as in the Information Statement.

ITEM 1.  SUMMARY TERM SHEET

         The required information is incorporated herein by reference to the section of Exhibit 1 titled "SUMMARY OF THE REVERSE STOCK SPLIT AND DEREGISTRATION OF SCPI'S COMMON STOCK".

ITEM 2.  SUBJECT COMPANY INFORMATION

         The name of the subject company is Steel City Products, Inc. and the address and telephone number of its principal executive offices are 1200 Center St. McKeesport, PA 15132, (817) 416-0717. The subject class of equity securities is common stock, $0.01 par value per share. The required information is incorporated by reference to the section of Exhibit 1 titled "THE COMPANY" and "MARKET FOR SCPI'S COMMON STOCK".

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

         (a) Steel City Products, Inc. is the subject company. Its full name and address and telephone number of its principal executive offices are:

                            Steel City Products, Inc.
                                200 Center Street
                              McKeesport, PA 15132
                                 (817) 416-0717

         (b) Sterling Construction Company, Inc. ("Sterling") is a filing affiliate by virtue of its ownership of the Company's common stock and preferred stock. Its full name and address and telephone number of its principal executive offices are:

                       Sterling Construction Company, Inc.
                       2751 Centerville Road, Suite 3131
                          Wilmington, Delaware, 19808
                                 (817) 416-0717

         Sterling was formed as part of a merger transaction in 1991, pursuant to which the Company became a majority-owned subsidiary of Sterling. In accordance with the merger agreement, Sterling owns


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10% of the Company's outstanding common stock and all of the Company's Series A
Preferred Stock. The information regarding Sterling set forth in the Section of
Exhibit 1 titled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated by reference.

         (c) Information regarding the Company's directors and executive officers is as follows:

             (i) John D. Abernathy.

                          c/o Steel City Products, Inc.
                                200 Center Street
                              McKeesport, PA 15132
                                 (817) 416-0717

         Mr. Abernathy has been Chief Operating Officer of Patton Boggs, LLP, a Washington DC law firm, since January 1995. From March 1991 to February 1994 he was the Managing Director of Summit, Solomon & Feldesman, a New York City law firm and from July 1983 until June 1990, Mr. Abernathy was Chairman and Chief Executive Partner of BDO Seidman, a public accounting firm. He is a director of Pharmaceutical Resources, Inc., a generic drug manufacturer and also serves as a director of Sterling. Mr. Abernathy is a certified public accountant. Mr. Abernathy is a citizen of the United States.

             (ii) Terrance W. Allan.

                          c/o Steel City Products, Inc.
                                200 Center Street
                              McKeesport, PA 15132
                                 (817) 416-0717

         Mr. Allan has been employed by the Company since 1983 and was appointed President in June 2000. In May 2002, Mr. Allan was also appointed Chief Executive Officer. Mr. Allan is a citizen of the United States.

             (iii) Bernard H. Frank.

                          c/o Steel City Products, Inc.
                                200 Center Street
                              McKeesport, PA 15132
                                 (817) 416-0717

         Mr. Frank was a founder of the Steel City Products business more than 55 years ago. He has served as Chairman for more than the last five years and was Chief Executive Officer until May 2002. Mr. Frank is a citizen of the United States.

             (iv) Joseph P. Harper Sr.

                          c/o Steel City Products, Inc.
                                200 Center Street
                              McKeesport, PA 15132
                                 (817) 416-0717

         Mr. Harper is Chief Financial Officer, Treasurer and Secretary of Sterling Houston Holdings, a subsidiary of Sterling, and has been employed by that company since 1972. He has performed both estimating and project management functions as well as his primary role as Chief Financial Officer. Prior to joining the business, Mr. Harper worked for Price Waterhouse and received his CPA license in 1970. Mr. Harper was elected a director and the President of Sterling and a director of the Company in July 2001 in connection with the closing of the transaction in which Sterling's ownership of Sterling Houston Holdings increased to 80.1%. Mr. Harper is a citizen of the United States.

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             (v) Maarten D. Hemsley.

                          c/o Steel City Products, Inc.
                                200 Center Street
                              McKeesport, PA 15132
                                 (817) 416-0717

         Mr. Hemsley was re-elected to the Board of Directors of the Company and of Sterling in December 1998. He had been an employee and director of SCPI or Sterling for many years prior to 1995. In December 1995, he resigned his positions with SCPI and Sterling and served as a consultant to SCPI and Sterling through his wholly owned financial consultancy company, Bryanston Management, Ltd. of which he has been President since 1993. Mr. Hemsley currently serves as Chief Financial Officer of Sterling and of SCPI. He also serves as a director of Industrial Acoustics Company, Inc. Mr. Hemsley is a citizen of the United Kingdom.

         During the past five years, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years (except for matters that were dismissed without sanction or settlement), none of the foregoing individuals was party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.  TERMS OF THE TRANSACTION

         The required information is incorporated herein by reference to the sections of Exhibit 99(A) titled "SPECIAL FACTORS" and "DETAILS OF DEREGISTRATION".

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         Not applicable.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         The required information is incorporated herein by reference to the sections of Exhibit 99(A) titled "SUMMARY OF THE REVERSE STOCK SPLIT AND DEREGISTRATION OF SCPI'S COMMON STOCK," "SPECIAL FACTORS," and "DETAILS OF DEREGISTRATION."

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

         The required information is incorporated herein by reference to the section of Exhibit 99(A) titled "SPECIAL FACTORS, "EFFECT OF THE PROPOSED REVERSE STOCK SPLIT ON SCPI" and "FEDERAL INCOME TAX CONSEQUENCES."

ITEM 8.  FAIRNESS OF THE TRANSACTION

         The required information is incorporated herein by reference to the section of Exhibit 99(A) titled "SPECIAL FACTORS."


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

         The required information is incorporated herein by reference to the section of Exhibit 99(A) titled "SPECIAL FACTORS."

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ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The required information is incorporated herein by reference to the section of Exhibit 99(A) titled "EFFECT OF THE PROPOSED REVERSE STOCK SPLIT ON SCPI".

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         The required information is incorporate herein by reference to the section of Exhibit 99(A) titled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT".

ITEM 12. THE SOLICITATION OR RECOMMENDATION

         Not applicable.

ITEM 13. FINANCIAL STATEMENTS

         The required information is incorporated herein by reference to the section of Exhibit 99(A) titled "FINANCIAL AND OTHER INFORMATION".

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

         Not applicable.

ITEM 15. ADDITIONAL INFORMATION

         None

ITEM 16. EXHIBITS

99(A)    Preliminary Information Statement under Regulation 14C.



Signatures

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 23, 2003

                                             Steel City Products, Inc.


                                             By: /s/ Terrance W. Allan
                                                 -----------------------------
                                                 Terrance W. Allan
                                                 Chief Executive Officer

                                             Sterling Construction Company, Inc.


                                             By: /s/ Maarten D. Hemsley
                                                 -----------------------------
                                                 Maarten D. Hemsley
                                                 Chief Financial Officer